Immediate Release
Contact: Patrick Nolan
248.754.0884

BORGWARNER ANNOUNCES PRELIMINARY 2019 FINANCIAL RESULTS
AND GUIDANCE FOR 2020

Auburn Hills, Michigan, January 28, 2020 - While the company is still conducting financial closing procedures for the fourth quarter and full year, BorgWarner Inc. (NYSE: BWA) today announced preliminary 2019 financial results and guidance for 2020

Preliminary 2019 Results Highlights: Preliminary full-year 2019 sales approximated $10,168 million, down 3.4% compared with 2018. Excluding the approximated impact of foreign currencies and the net impact of acquisitions and divestitures, net sales were up 0.7% compared with 2018.

Preliminary full-year operating income approximated $1,303 million, or 12.8% of net sales compared with 11.3% in 2018. Excluding $71 million of net pretax income related to non-comparable items, adjusted operating income approximated $1,232 million. Excluding the impact of non-comparable items, adjusted operating income approximated 12.1% of net sales compared with 12.3% in 2018.

Preliminary full-year 2019 adjusted free cash flow approximated $692 million, compared with $580 million in 2018.

Full Year 2020 Guidance: The company has provided its initial 2020 full year guidance. This guidance is for BorgWarner as currently consolidated and excludes the potential impact from the acquisition of Delphi Technologies PLC, which BorgWarner is announcing today.

Net sales are expected to be in the range of $9,750 million to $10,080 million. This implies year-over-year organic sales change of approximately down 2.5% to up 0.5%. The company expects its blended light-vehicle market to decline in the range of 2.0% to 4.0% in 2020. Declining global commercial vehicle/off-highway industry volumes are expected to reduce sales by approximately $100 million year-over-year. Foreign currencies are expected to result in a year-over-year decrease in sales of $130 million, primarily due to the depreciation of the Euro, Chinese Renminbi and Korean Won against the U.S. dollar. The divestiture of the thermostat product line will decrease year-over-year sales by approximately $30 million.

Operating margin is expected to be in the range of 11.0% to 11.5%. Excluding the impact of non-comparable items, adjusted operating margin is expected to be in the range of 11.6% to 12.0%. Cash provided by operating activities is expected to be $1,250 million. Full year free cash flow is expected to be in the range of $675 million to $725 million.

BorgWarner Inc. (NYSE: BWA) is a global product leader in clean and efficient technology solutions for combustion, hybrid and electric vehicles. With manufacturing and technical facilities in 67 locations in 19 countries, the company employs approximately 30,000 worldwide. For more information, please visit borgwarner.com.

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All of the information in this press release is preliminary and subject to completion of year-end financial reporting processes and reviews relating to 2019 fourth quarter and full year financial information, which is unaudited. Accordingly, these preliminary results may change, and any changes may be material. Further, these preliminary results are not a comprehensive statement of the company’s financial results. BorgWarner plans to release complete financial results for the fourth quarter and full year on February 13, 2020.

Statements in this press release may constitute forward-looking statements as contemplated by the 1995 Private Securities Litigation Reform Act that are based on management’s current outlook, expectations, estimates and projections. Words such as “anticipates,” “believes,” “continues,” “could,” “designed,” “effect,” “estimates,” “evaluates,” “expects,” “forecasts,” “goal,” “guidance,” “initiative,” “intends,” “may,” “outlook,” “plans,” “potential,” “predicts,” “project,” “pursue,” “seek,” “should,” “target,” “when,” “will,” “would,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are not guarantees of performance, and the Company’s actual results may differ materially from those expressed, projected or implied in or by the forward-looking statements. These risks and uncertainties, among others, include: the impacts of pursuing acquisitions including the proposed acquisition of Delphi Technologies PLC; our dependence on automotive and truck production, both of which are highly cyclical; our reliance on major OEM customers; commodities availability and pricing; supply disruptions; fluctuations in interest rates and foreign currency exchange rates; availability of credit; our dependence on key management; our dependence on information systems; the uncertainty of the global economic environment; the outcome of existing or any future legal proceedings, including litigation with respect to various claims; future changes in laws and regulations, including, by way of example, tariffs, in the countries in which we operate; and other risks noted in reports that we file with the Securities and Exchange Commission, including Item 1A, “Risk Factors” in our most recently filed Annual Report on Form 10-K. We do not undertake any obligation to update or announce publicly any updates to or revisions to any of the forward-looking statements in this press release to reflect any change in our expectations or any change in events, conditions, circumstances, or assumptions underlying the statements.

Non-GAAP Financial Measures

This press release contains information about BorgWarner’s financial results which is not presented in accordance with accounting principles generally accepted in the United States (“GAAP”). Such non-GAAP financial measures are reconciled to their closest GAAP financial measures below. The provision of these comparable GAAP financial measures for 2020 is not intended to indicate that BorgWarner is explicitly or implicitly providing projections on those GAAP financial measures, and actual results for such measures are likely to vary from those presented. The reconciliations include all information reasonably available to the company at the date of this press release and the adjustments that management can reasonably predict.

Management believes that these non-GAAP financial measures are useful to management, investors, and banking institutions in their analysis of the Company's business and operating performance. Management also uses this information for operational planning and decision-making purposes.

Non-GAAP financial measures are not and should not be considered a substitute for any GAAP measure. Additionally, because not all companies use identical calculations, the non-GAAP financial measures as presented by BorgWarner may not be comparable to similarly titled measures reported by other companies.

Adjusted Operating Income

The Company defines adjusted operating income as operating income adjusted to eliminate the impact of restructuring expense, merger, acquisition and divestiture expense, other net expenses, discontinued operations, and other gains and losses not reflective of the Company’s ongoing operations.

Adjusted Operating Income

	Full Year	Full Year		Full Year 2020 Guidance
	2018	2019		Low	High
Net sales	$10,530	$10,168		$9,750	$10,075

Operating income	$1,190	$1,303		$1,070	$1,160
Operating margin	11.3%	12.8%		11.0%	11.5%

Non-comparable items:
Restructuring and other expense	$67	$72		$20	$10
Merger, acquisition and divestiture expense	6	11		45	35
Officer stock awards modification	8	2		—	—
Unfavorable arbitration loss	—	14		—	—
Gain on derecognition of subsidiary	—	(177	) *	—	—
Asset impairment and loss on divestiture	25	7		—	—
Asbestos-related adjustments	23	—		—	—
Gain on sale of building	(19)	—		—	—
Gain on commercial settlement	(4)	—		—	—
Adjusted operating income	$1,296	$1,232		$1,135	$1,205
Adjusted operating margin	12.3%	12.1%		11.6%	12.0%

*On October 30, 2019, the Company entered into a definitive agreement with Enstar Holdings (US) LLC (“Enstar”), a subsidiary of Enstar Group Limited, pursuant to which Enstar acquired 100% of the equity interests of BorgWarner Morse TEC LLC ("Morse TEC"), a consolidated wholly-owned subsidiary of the Company that holds asbestos and certain other liabilities. In connection with the closing, the Company recorded a pre-tax gain of $177 million. The tax expense associated with this transaction was $173 million, resulting in a net after-tax gain of $4 million.

Adjusted Free Cash Flow

The Company defines adjusted free cash flow as net cash provided by operating activities adjusted for significant transactions minus capital expenditures and it is useful to both management and investors in evaluating the Company’s ability to service and repay its debt.

Adjusted Free Cash Flow Outlook Reconciliation

	Full Year	Full Year	Full Year 2020 Guidance
	2018	2019	Low	High
Cash provided by operating activities	$1,126	$1,001	$1,250	$1,250
Derecognition of subsidiary	—	172	—	—
Capital expenditures	(546)	(481)	(575)	(525)
Adjusted free cash flow	$580	$692	$675	$725